Exhibit 99.1

Saifun Semiconductors Ltd. Announces Results of its 2007 Annual General
Meeting of Shareholders

NETANYA, Israel, July 2, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced the results of its 2007 Annual General Meeting of Shareholders held on June 28, 2007, at the Company’s offices located at 6 Arie Regev St., Netanya, Israel.

At the Annual General Meeting, the shareholders adopted the following resolutions:

(1)	To re-elect Mr. Yossi Sela and Mr. Matty Karp as the Company’s Class II Directors, each to serve until the 2010 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.

(2)	In accordance with the Israeli Companies Law, to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007, and its service as the Company’s independent auditors until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said auditors in accordance with the volume and nature of their services.

Shareholders of record as of the close of business on May 17, 2007 were entitled to vote at the meeting. A total of 27,540,270 shares, representing approximately 88% of the total outstanding shares were represented at the meeting.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	lroth@kcsa.com / lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.